EXHIBIT 99.1




For Immediate Release                                          30 January 2003


                              WPP GROUP PLC ("WPP")


                     WPP acquires Guye Benker in Switzerland




WPP announces that its wholly owned operating company, Young & Rubicam, the advertising agency, has acquired the entire issued share capital of Guye Benker Werbeagentur AG, the Zurich based advertising agency.

Founded in 1995, Guye Benker employs 10 people and had revenues of CHF 2.8 million for the year ended 30 June 2002 and net assets of CHF 127,000 as at the same date.

Guye Benker's clients include Weltwoche, Campari, UBS and Bohringer.

The acquisition of Guye Benker further strengthens Young & Rubicam's comprehensive marketing communications offer in Switzerland, and continues WPP's strategy of developing its networks in important markets and sectors.





For further information, contact:

Feona McEwan, WPP
t:  44-20 7408 2204
www.wpp.com